UNITED STATES OF AMERICA
       Before the
SECURITIES AND EXCHANGE COMMISSION

NATIONAL FUEL GAS COMPANY	FOURTH
HORIZON ENERGY DEVELOPMENT, INC.	CERTIFICATE
HORIZON ENERGY HOLDINGS, INC.	PURSUANT TO
and its subsidiaries	RULE 24

File No. 70-9959
(Public Utility Holding Company Act of 1935)

        THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company (“National”), its subsidiary, Horizon Energy Development, Inc. (“Horizon”), Horizon’s subsidiary, Horizon Energy Holdings, Inc. (“Holdings”), and Holding’s subsidiaries (“Intermediate Subsidiaries”), in their Application-Declaration on Form U-1, as amended (File No. 70-9959), have been carried out in accordance with the terms and conditions of said Application-Declaration and the Order (HCAR No. 35-27487, dated December 31, 2001) of the Securities and Exchange Commission (the “Commission”) with respect thereto, and that the following information for the quarter ended December 31, 2002 is herein provided:

1)	A general description of the Development Activities of Horizon or any Intermediate Subsidiary during the quarter and of any exempt wholesale generator or foreign utility company in which National has acquired, directly or indirectly, an ownership interest during the quarter:

Horizon and Intermediate Subsidiaries engaged, directly or indirectly, in one or more of the following Development Activities during the quarter: due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal “hosts,” fuel suppliers and other project contractors; discussion of financing opportunities with lenders and other third-party investors; and such other preliminary activities as may be required.

National did not acquire, directly or indirectly, an ownership interest in any exempt wholesale generator or foreign utility company during the quarter.

2)	Information on Project Services (administrative, operating, technical and management services) performed during the quarter:

Company Providing Service	Company Receiving Service	Type of Service	Total Charges*	At Cost or Fair Market Value
Horizon	Horizon Energy Development, s.r.o.	Technical and management services	$232,364 [1]	Fair market value
Horizon Energy Development, s.r.o.	Horizon	Administrative services	$82,157 [1]	Fair market value
Horizon Energy Development, s.r.o.	United Energy, a.s.	Administrative and operating services	$765,257 [2]	Fair market value
United Energy, a.s.	Teplarna Liberec, a.s.	Administrative and management services	$395,867 [2]	Fair market value

*    Amounts are shown in US$. Original billings may be calculated in Czech Korunas. For the quarter ended December 31, 2002, the average spot exchange rate was CZK30.97/US$1.
1    Represents actual amounts accrued for entire calendar year. Under terms of agreements, billings have been submitted on an annual basis and are being processed for payment in the following year.
2   Amounts shown are actual annual 2002 amounts that were billed on a quarterly basis.

3)	Information regarding new Intermediate Subsidiaries:

No new Intermediate Subsidiaries were formed or acquired during the quarter.

4)	Amount of any Guarantee issued by Horizon or any Intermediate Subsidiary that is not exempt under Rule 45(b) or Rule 52:

Neither Horizon nor any Intermediate Subsidiary issued any such Guarantee during the quarter.

5)	Horizon financial statements:

Horizon's balance sheet at December 31, 2002 is attached as Exhibit 1, and Horizon's income statement for the quarter ended December 31, 2002 is attached as Exhibit 2.

        IN WITNESS WHEREOF, the undersigned companies have caused this Certificate to be executed as of this 28th day of February, 2003.

NATIONAL FUEL GAS COMPANY

By: /s/ R. J. Tanski
R. J. Tanski
Controller

HORIZON ENERGY DEVELOPMENT, INC.

By: /s/ R. J. Tanski
R. J. Tanski
Secretary and Treasurer

HORIZON ENERGY HOLDINGS, INC.

By: /s/ R. J. Tanski
R. J. Tanski
Secretary and Treasurer